Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

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866 824 1100
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KIMBER APPOINTS DAVID HEMBREE AS VP, EXPLORATION AND JAMES MCKAY AS VP, PROJECT DEVELOPMENT

July 31, 2012

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) today announced two new appointments to its management team: David (Dave) Hembree as Vice President, Exploration and James (Jim) McKay as Vice President, Project Development for the Monterde Project, as well as the resignation of Mr. Currie as COO.

“Kimber is pleased with the appointment of Dave Hembree as VP, Exploration and Jim McKay as VP, Project Development,” said Gordon Cummings, President and CEO of Kimber Resources. “Dave has worked for over thirty years as a geologist and his experience in both underground and open pit mining projects at all stages will be a significant benefit in advancing the Monterde Project,” states Mr. Cummings. “Jim McKay has been an engineering consultant to Kimber since January 2011 and his extensive experience in the mining sector, combined with his knowledge of the Monterde Project, will be valuable to Kimber as we move towards a production decision.”

David Hembree - Vice President, Exploration

Mr. Hembree has over 30 years of experience in the mineral resource industry including experience in exploration, development and production including open pit and underground operations. Prior to Kimber, Mr. Hembree held the position of Exploration Manager and Qualified Person with Golden Predator Mines US. Mr. Hembree has also worked with Mineral Ridge Resources, Mt. Hamilton Mining Co., Queenstake Resources USA, Cobb Resources and Chevron Minerals. He holds a B.Sc. degree in Geology from Fort Lewis College in Durango, Colorado and is a Registered Professional Geologist in the State of Oregon. Mr. Hembree will act as the Qualified Person for Kimber under NI 43-101.

James (Jim) McKay – Vice President, Project Development

Mr. McKay, Vice President, Project Development: Monterde Project, is a geological engineer with over 35 years of experience in foreign and domestic exploration and operational projects including Mexico, Colombia, Chile, Argentina, Sierra Leone and Gabon. Prior to Kimber, Mr. McKay was a Director with Aurex Resources and American Eagle Resources, Executive Vice President and Director with American Gold Capital Corp. and President, CEO and Director of Battle Mountain Gold Exploration. Mr. McKay has also held the position of Special Projects Manager with Miramar Mining Corporation and Project Manager/Project Geologist for Homestake Mining Co. (now Barrick Gold Corporation). Mr. McKay has also worked as a consultant for a number of companies and projects of various stage of development since 2009.

James (Jim) Currie

Kimber also announces the resignation of James (Jim) Currie, P.Eng. from the position of COO. “We are thankful for the contributions Jim has made to Kimber and the Monterde Project during his time with the company,” said Mr. Cummings. “We wish Jim well in his future endeavours.”

Mineral Resource Estimate Update

Kimber continues to be focused on the completion of the mineral resource estimate for the Carmen deposit. Given the recent appointment of David Hembree as Vice President, Exploration for Kimber and Qualified Person for the Monterde project, the mineral resource estimate for Carmen is expected to be completed in September 2012.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward Looking Statements
Statements in this release may be viewed as forward-looking statements, including statements regarding the anticipated completion of the Offering, and the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "intend", "hopes", "should", "believe", "may", "will", "if", "anticipates", "potential for", "potentially", "suggests" and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber’s latest Annual Report on Form 20-F as filed on SEDAR and EDGAR. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.